UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48723

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: NatAlliance Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3101 Bee Cave Rd, Ste 270

(No. and Street)

Austin	TX	78746
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fred Bush	512-609-1735	fbush@natalliance.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert LLP

(Name – if individual, state last, first, and middle name)

200 S 10ths St #900	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)
10/20/2003		677	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Fred Bush, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of NatAlliance Securities LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

TINA SWEETLAND
Notary Public, State of Texas
Comm. Expires 07-27-2025
Notary ID 11859517

Signature: [signature]

Title: CFO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

2



Report of Independent Registered Public Accounting Firm

To the Member
NatAlliance Securities, LLC
Austin, Texas

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NatAlliance Securities, LLC (the "Company") as of December 31, 2023, and the related statement of operations, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule 1, Computation of Net Capital and Net Capital Ratio under Rule 15c3-1, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as the Company's auditor since 2021.

Austin, Texas
March 28, 2024

cbh.com

NatAlliance Securities LLC

Statement of Financial Condition
December 31, 2023

Assets

Cash and cash equivalents	$	726,430
Cash segregated under federal regulations		774,202
Accounts receivable, net		106,611
Debt securities, at fair value, cost of $34,546,643		34,354,597
Trading deposit with clearing broker-dealer		9,690,378
Clearing deposits		381,064
Operating lease, right of use asset		243,703
Receivable from clearing broker-dealers		16,544,830
Property and equipment, net of accumulated depreciation of $369,767		39,311
Other assets		452,930
Total assets	$	63,314,056

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	159,582
Accrued compensation payable		1,359,569
Debt securities sold, not yet purchased at fair value, cost of $34,757,000		34,740,883
Debt securities sold under agreements to repurchase at cost		12,086,266
Lease liability		244,060
Deferred liability soft dollar clients		1,114,402
Total liabilities		49,704,762
Member's Capital		13,609,294
Total liabilities and member's capital	$	63,314,056

See notes to financial statements

Statement of Operations
For the Year Ended December 31, 2023

Revenues:

Trading profits, net of trading interest expense of $2,304,760	$	15,833,616
Other revenues		1,111,715
Interest		4,689,523
Total revenues		21,634,854

Operating expenses:

Compensation and related costs	12,813,056
News and quotes	2,247,696
Clearing and execution costs	984,591
Dues and subscriptions	514,677
Occupancy and equipment	808,109
Professional fees	239,509
Travel and entertainment	223,205
Communications	393,142
Regulatory fees	185,509
Other expenses	171,944
Depreciation	11,119
Total operating expenses	18,592,557

Net Income	$	3,042,297

See notes to financial statements

NatAlliance Securities LLC

Statement of Changes in Member's Capital
For the Year Ended December 31, 2023

		Members' Capital
Balance at December 31, 2022	$	13,966,496
Distributions to NatAlliance Holdings LLC		(3,399,499)
Net Income		3,042,297
Balance at December 31, 2023	$	13,609,294

See notes to financial statements

NatAlliance Securities LLC

Statement of Cash Flows
For the Year Ended December 31, 2023

Cash flows from operating activities:

Net Income	$	3,042,297
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Write off of account recievable		20,332
Depreciation		11,119
Amortization of lease right of use assets, net of accretion in lease liabilities		255,288
Increase(decrease) in cash resulting from changes in:		
Accounts receivable		(18,728)
Debt securities, at fair value		11,004,576
Trading deposit with clearing broker-dealer		(855,318)
Other assets		(38,709)
Accounts payable and accrued expenses		(799,684)
Accrued compensation payable		(397,694)
Debt securities sold, not yet purchased		1,100,091
Debt securities sold under agreements to repurchase		8,323,553
Payable/Recievable to clearing broker-dealer		(19,504,640)
Lease liability		(265,962)
Net cash provided by operating activities		1,876,521

Financing Activities

Holding capital reductions		(3,399,499)
Net cash used in financing activities		(3,399,499)
Net change in cash		(1,522,978)
Cash, cash equivalents and segregated cash at beginning of year		3,023,610
Cash,cash equivalents and segregated cash at end of year	$	1,500,632

Note 1 – Nature of Business

NatAlliance Securities, formerly, National Alliance Securities Corporation (NASC) began operations in June 2003, under the laws of the State of Nevada. NASC converted from a corporation to a limited liability company effective December 31, 2012. The conversion was a change in legal form and tax status. Effective January 1, 2019, NatAlliance Securities LLC became a wholly owned subsidiary of NatAlliance Holdings LLC ("Holdings"). The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company's operations consist primarily in trading debt securities for its own account and brokering debt securities for institutional customers. The Company also trades debt securities in the secondary wholesale market. The Company's securities trading and brokering consist primarily in U.S. government securities, mortgage-backed securities, municipal bonds and corporate bonds. The majority of the Company's customers are institutions and broker-dealers located throughout the United States.

The Company operates under the exemptive provisions of Rule 15c3-3(k)(2) (ii) of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker-dealer, clears all transactions on behalf of customers on a fully disclosed basis through clearing broker-dealers. The clearing broker-dealers carry all accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer. The Company's trading for its own account is also executed through its primary clearing broker-dealer.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash, money market funds and highly liquid investments with original maturity dates of three months or less, excluding cash segregated under federal regulations, clearing deposits and trading deposit.

Concentrations

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents. At various times during the year ended December 31, 2023, cash and cash equivalents balances may have exceeded the maximum federal deposit insurance corporation limits.

Debt Securities

Debt securities are held for trading purposes, recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and consists of office furniture and equipment. Depreciation is provided using the straight-line method based over the estimated useful lives of two to five years.

Debt Securities Sold, Not Yet Purchased

Debt securities sold, not yet purchased consist of debt securities the Company has sold that it does not currently own and will therefore be obligated to purchase such securities at a future date. These obligations are recorded on the trade date and valued at their estimated fair value, as described in Note 3. The increase or decrease in fair value is included in trading profits in the accompanying statement of operations.

Collateralized Financing Agreements

Transactions involving debt securities purchased under agreements to resell (reverse repurchase agreements or reverse repos) and debt securities sold under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized agreements or financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. Reverse repos and repos are initially recorded at their contracted resale or repurchase amounts. Interest on such contract amounts is accrued and is included in repo and reverse repo balances.

Revenue Recognition

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. The implementation of the new standard did not impact our method of revenue recognition.

Trading profits, securities commissions and the related expenses are recorded on a trade date basis as the transactions occur. Customer security transactions that are executed through the Company's proprietary trading account are recorded on a trade date basis as principal commission revenues when the performance obligation is satisfied. The related expenses are also recorded on a trade date basis.

Net dealer inventory and investment revenue results from securities transactions entered into for the account of the Company. Net dealer inventory and investment revenue includes both realized and unrealized gains and losses, which are recorded on a trade date basis when the performance

obligation is satisfied. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Other revenue includes pricing service revenue, arrangement fees, research revenue and insurance or annuity commissions. These amounts are recognized when the performance obligation is satisfied. Arrangement fees primarily consist of revenue from underwriting securities. These fees are recognized in revenues upon completion of the underlying transaction based on the terms of the assignment.

Soft Dollar Transactions

The Company segregates cash under federal regulations for the benefit of customers related to soft dollar transactions. Qualified research expenses designated by soft dollar customers are paid by the Company from segregated cash.

Leases

The Company recognizes assets, representing rights-of-use ("ROU"), and lease liabilities, representing amounts owed under the lease on the statement of financial position (Note 9).

Income Taxes/Change in Tax Status

The Company is a limited liability company and is taxed at the member level rather than at the corporate level for federal income tax purposes. Therefore, there is no provision for federal income taxes. The Company is subject to various state taxes, primarily the Texas Franchise tax, and taxes to California, Connecticut, Florida, New Jersey, New York and North Carolina; however, these are charged and paid at the Holdings level. For reporting purposes the Company is included in a combined tax return with Holdings.

Note 3 - Fair Value of Financial Instruments

Fair value accounting standards establish an authoritative definition of fair value and set out a hierarchy for measuring fair value. The hierarchy prioritizes inputs and valuation techniques used to develop the measurements of fair value into three levels.

The three broad levels of the fair value hierarchy are as follows:

Level 1 – Fair value is based on quoted unadjusted prices for identical instruments in active markets to which the Company has access at the date of measurements.

Level 2 – Fair value is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which significant inputs and significant value drivers are observed in active markets. Level 2 inputs are those in markets for which there are few transactions, the prices are not current, little public information exists or instances prices vary substantially over time or among brokered market makers.

Level 3 – Fair value is model derived valuations in which one or more significant inputs or significant value drivers are unobservable. Unobservable inputs are those inputs that reflect the Company's own assumptions that market participants would use to price the asset or liability based on the best available information.

Following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis.

Investments in debt securities, reverse repurchase agreements, repurchase agreements and debt securities sold, not yet purchased are carried at estimated fair value and categorized as level 2 of the fair value hierarchy. Fair value has been measured by the Company's primary clearing broker-dealer or by pricing services used by the clearing broker-dealer using the actual trading prices of similar securities. When trading prices are not available for similar securities the pricing services

use market observable inputs in determining the valuation for a security based on underlying characteristics of the debt instruments.

Substantially all the Company's other financial asset and liability amounts reported in the statement of financial condition are short term in nature and approximate fair value.

The following table summarizes the valuation of the Company's major security types by the fair value hierarchy levels as of December 31, 2023:

	Level 1	Level 2	Level 3	Total
Assets				
Debt Securities Owned	$ -	$ 34,354,597	$ -	$ 34,354,597
Totals	$ -	$ 34,354,597	$ -	$ 34,354,597
Liabilities				
Debt Securities Sold Under Agreements to Repurchase	$ -	$ 12,086,266	$ -	$ 12,086,266
Debt Securities Sold, Not Yet Purchased	-	34,740,883	-	34,740,883
Totals	$ -	$ 46,827,149	$ -	$ 46,827,149

Transfers between levels are recognized at the end of the reporting period. During the year ended December 31, 2023, the Company recognized no transfers to and from level 1 and level 2. There were no level 3 investments held by the Company during 2023.

Note 4 - Transactions with Clearing Broker-Dealers

The Company has a clearing agreement with its primary clearing broker-dealer, Hilltop Securities (HT), to provide execution and custody of debt security transactions for customers and trading for its own account. Clearing charges are incurred at a fixed rate multiplied by the number of tickets traded by the Company. The clearing agreement requires the Company to maintain a minimum clearing deposit of $250,000.

The Company also has a trading deposit with HT in the amount of $9,690,378 on December 31, 2023. The trading deposit is required to satisfy margin requirements associated with the Company's trading inventory. The amount of margin required fluctuates daily depending on the amount and type of securities held in the Company's inventory trading accounts.

The Company had a receivable from HT of $16,544,830 on December 31, 2023. The balance fluctuates daily as the Company purchases and sells securities through HT for its own account. Interest is calculated daily (6.88% at December 31, 2023), based on a fixed spread over the federal funds rate and paid monthly. The Company's debt securities are held by HTS as collateral.

Note 5 - Debt Securities Purchased Under Agreements to Resell

Debt securities purchased under agreements to resell are collateralized financing agreements for debt securities the Company financed. Reverse repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (borrower). The Company receives collateral in the form of debt securities in connection with debt securities financed. The agreement gives the Company a right, in the event of default, to liquidate the collateral held and to offset any receivable from the borrower. There were zero reverse repurchase transactions outstanding at December 31, 2023. The Company is permitted to sell the securities held as collateral; therefore, is obligated to purchase similar securities at a future date to close the reverse repurchase transactions. In the event the collateral value decreases, additional collateral would be required. Interest varies on each repurchase transaction, is calculated daily based on a fixed spread over the federal funds rate and received when the obligations are settled.

Note 6 - Debt Securities Sold Under Agreements to Repurchase

Debt securities sold under agreements to repurchase are collateralized financing agreements for debt securities the Company owns. Repurchase activities were transacted under a master repurchase agreement with a national broker-dealer (lender). The Company pledges debt securities to collateralize repurchase agreements. The agreements give the lender the right, in the event of default, to liquidate the collateral held and to offset any receivables from the Company. There were forty-nine repurchase transactions outstanding at December 31, 2023 with a total contracted repurchase liability of $12,086,266. The fair value of debt securities provided by the Company as collateral under these agreements to repurchase totaled $11,766,833. The Company has not recorded a repo deficit benefit in the computation of net capital. In the event the collateral value decreases, additional collateral may be required.

Interest varies on each repurchase transaction, is calculated daily (6.0% to 6.75% on December 31, 2023), based on a fixed spread over the federal funds rate and paid when the obligations are settled.

Repurchase agreements, repurchase to maturity transactions and securities loaned accounted for as securites borrowings

The following table presents the remaining contractual maturity of repurchase agreements and securites lending transactions accounted for as secured borrowing

$ in millions	Overnight and continous	Upd to 30 days	30-90 Days	Greater than 90 Days	Total
31-Dec-23					
Agency MBS and CMOs	$ 12.1	$ -	$ -	$ -	$ 12.1
Total collateralized financings agreements	$ 12.1	$ -	$ -	$ -	$ 12.1

As of December 31,2023 we did not have any "repurchase to maturity" agreements which are repurchase agreements where a security is transferred under an agreement to repurchase and the maturity of the repurchase agreement matches the maturity date of the underlying security.

NatAlliance Securities LLC

Note 7 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2023, the Company had net capital of $10,390,977 which was $10,120,977 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.2987 to 1 on December 31, 2023.

Note 8 - Retirement Plan

The Company has a 401(k)-profit sharing plan covering substantially all employees. Under this plan, employees may make elective contributions as allowed under federal law and the Company may make matching and discretionary contributions. Employee contributions and Company contributions are vested immediately. For the year ended December 31, 2023, the Company made no matching or profit-sharing contribution. The Company did not incur any expenses related to the plan. Plan expenses are recorded as compensation and related costs in the accompanying statement of operations. The plan was discontinued on January 15, 2024.

Note 9 - Commitments and Contingencies

Operating Leases
The Company leases branch office facilities in certain locations under non-cancellable lease agreements expiring in 2023. Rent expense for the year totaled approximately $743,000 and is reflected in the accompanying statement of operations as occupancy and equipment costs. All leases are classified as operating leases in conformity with accounting principles generally accepted in the Unites Staes of America.

The assumptions used in determining the lease components of the operating lease right of use assets and operating lease liabilities included in the accompanying December 31, 2023 balance sheet are as follows:

- Lease term – Lease accounting standards provide that the lease term consists of: (a) the non-cancelable period of the lease; and (b) the period covered by the Company option to extend the lease for which the Company is reasonably certain to do so. Based on the foregoing, management determined the lease terms through the various maturity dates ending in 2023.

- Discount rate – Lease accounting standards provide that the discount rate is the rate implicit in the lease unless that rate cannot be determined, in which case the lessee's incremental borrowing rate shall be used. Because neither the rate implicit in the lease nor the Company's incremental borrowing rate were determinable, discount rates were obtained with reference to research of public debt markets for entities with credit risk similar to the Company. The Company determined a discount rate of 4.54% to be reasonable.

The Company reported a ROU asset and Lease Liability of approximately $243,703 and $244,060 respectively as of December 31, 2023. Amortization of the ROU asset for the year ended December

31, 2023 totaled $255,288. Future maturities of the lease liability as of December 31, 2023 were as follows:

Total Undiscounted Cashflow	$	244,417
Discount	$	(357)
Total Lease Liability	$	244,060

Contingencies
The nature of the Company's business subjects it to various claims, regulatory examinations, other proceedings, and legal actions in the ordinary course of business.

Note 10 – Related Party Transactions

Holdings pays certain administrative costs on behalf of the Company. There is an expense sharing agreement between the two entities; whereas Holdings allocates costs to the Company that relate directly to the Company's operations. During the year ended December 31, 2023 the Company paid approximately $12,813,056 to Holdings for these shared costs which is included in compensation and related costs on the accompanying statement of operations.

Note 11 - Off-Balance-Sheet Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all the accounts of the customers of the Company and are responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that Customer transactions are executed properly by the clearing broker-dealer.

The Company has sold securities that it does not own and will therefore be obligated to purchase such securities at a future date. The Company records these obligations in the financial statements at fair values of the related securities and will incur a loss if the fair value of the securities subsequently increases.

Note 12 - Concentration of Credit Risk

The Company is subject to concentration risk by holding large positions in debt securities.

The Company has debt securities, trading deposit and a clearing deposit, due from and held by its primary clearing broker-dealer, and a receivable from HT, totaling $60,848,151 or approximately 96% of total assets on December 31, 2023.

The Company also has securities sold, not yet purchased to its primary clearing broker-dealer, HT, totaling approximately $34,740,883 or approximately 70% of total liabilities.

NOTE 13 – Subsequent Events

The Company has evaluated subsequent events through March 28, 2024 the date these financial statements were available to be issued. No material changes have impacted the Company since December 31, 2023 and none are expected.

NATALLIANCE SECURITIES, LLC
Exemption Report

March 28, 2024

National Alliance Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commissions (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the followings:

1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3.
2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, _____Fred Bush_____, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



Signed:_____
FINOP

NatAlliance Securities LLC

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
For the Year Ended December 31, 2023

Computation of Net Capital

Total consolidated capital		13,609,294
Deduct capital not allowable for net capital		400,000
Total Members' capital qualified for net capital	$	13,209,294
Deductions and/or charges		
Non-allowable assets:		599,314
Total deductions and/or charges		599,314
Net capital before haircuts on securities positions		12,609,980
Haircuts on securities:		
Exempted securities		
U.S. Government obligation		1,978,931
Debt securities		
State and municipal government obligations		113,251
Corporate obligations		121,245
Other		25,576
Total haircuts on securities		2,239,003
Net Capital	$	10,370,977

Aggregate Indebtedness

Accounts payable and accrued expenses	$	1,663,445
Accrued compensation payable		1,359,569
Total aggregate indebtedness	$	3,023,014

Computation of basic Net Capital Requirement

Minimum net capital required (greater of $250,000 or 6 2/3% of aggregate indebtedness)	$	250,000
Net capital in excess of minimum requirement	$	10,120,977
Ratio of aggregate indebtedness to net capital		.2915 to 1

NatAlliance Securities LLC



Report of Independent Registered Public Accounting Firm

To the Board of Directors
NatAlliance Securities, LLC
Austin, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which NatAlliance Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Austin, Texas
March 28, 2024



Report of Independent Registered Public Accounting Firm on
Agreed-Upon Procedures Required by SEC Rule 17a-5(e)(4)

To the Board of Directors
NatAlliance Securities, LLC
Austin, Texas

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2023. Management of NatAlliance Securities, LLC (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Cherry Bekaert LLP

Austin, Texas
March 28, 2024